ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

04010292

February 27, 2004

SUPPL

04 MAR -4 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 3/4

Lodgement with Australian Stock Exchange:
27 February 2004 – Investor Presentation (Feb 2004)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

The following presentation contains certain "forward-looking material" that involves estimates, assumptions and uncertainties. No assurance can be given that FAR's expectations or goals will be realised and actual outcomes may differ materially from those presented.

INVESTOR PRESENTATION

FEB 2004

FIRST AUSTRALIAN RESOURCES LTD

Overview of FAR

- ASX (1986), OTC – BNY Level1 ADR (2001), BSE Frankfurt (2004)
- Non Operator Focus
- International Portfolio
- Strong 3D driven 2004 Drill Program
- Market Cap (undiluted 7.5c): $12.7m
- 169.4m Shares and 94.9m Options

FAR 2004 GOALS

- ACHIEVE SIGNIFICANT DRILLING SUCCESS VIA 2004 PROGRAM OF UP TO 10 WELLS IN AUSTRALIA, CHINA AND USA.
- RESULTING IN INCREASE IN SHAREHOLDER VALUE

DRILLING PROGRAM 2004

- Muggles-1 WA-254-P, offshore Carnarvon
- Point Torment-2 EP 104 Onshore Canning

- Lake Long Deep Gas play South Louisiana
- Eagle-2 Oilfield project, California

- Wei 12-7-1 East Wildcat
- Wei 12-8-3 Appraisal
- Wei 12-7-2, 12-7-3 and 12-3-4 (contingent)

FAR 2004 ACTIVITY SCHEDULE

(Actual timing of wells depends on factors including rig availability, jv issues and may vary from schedule)

Well	%	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Wei 12-7-1	5			★									
Wei 12-8-3	5			★									
Wei 12-3-4	5			★									
Wei 12-7-2	5				★								
Wei 12-7-3	5				★								
Muggles-1	10.7				★								
Eagle-2	15					★							
Lake Long	5					★							
Point Torment	8								★				

WHY FAR 2004 PROGRAM SHOULD SUCCEED ?

- SINCE THE 90'S GLOBAL EXPLORATION HAS BEEN DRIVEN BY 3D SEISMIC -
- EXPLORATION SUCCESS INCREASES WITH PROXIMITY TO EXISTING FIELDS –



CARNARVON BASIN
INFRASTRUCTURE MAP
LEGEND
First Australian Petroleum Permits
Oil
Gas
Convential Platform
Mini Platform
Jack-up Rig
Monopod
Subsea completion
Proposed development
Floating Production Storage and Offloading Vessel
Oil and Gas
LNG Carrier
Oil Carrier
LNG storage tanks
Oil storage tanks
Onshore production facility
Under construction
Pipeline, possible pipeline
INDIAN
OCEAN
EGRET
ANGEL
TALISMAN
EAGLEHAWK
NORTH RANKIN A
COSSACK
WANAEA
LEGENDRE
SAGE DISCOVERY
MUGGLES PROSPECT
ECHO
YODEL
DOCKRELL
GOODWYN
TIDEPOLE
WEST DIXON
WILCOX
WA-254-P
REINDEER
WANDOO
STAG
WEST TRYAL ROCKS
NORTH GORGON
CENTRAL GORGON
JOHN BROOKS
MAITLAND
GORGON
SPAR
EAST SPAR
CAMPBELL
SINBAD
BAMBRA
HARRIET
ROSE
GIPSY
ROSETTE
NAVLIK
Commonwealth Territory
State Territory
Burrup Peninsula
DAMPIER
KARRATHA
SOUTH PEPPER
NORTH HERALD
CHINOOK
SCINDIAN
GRIFFIN
RAMILLIES
CHERVIL
Airlie Is.
SALADIN
Thevenard Is.
YAMMADERRY
COWLE
PYRENEES-MACEDON
OUTTRIM
ROLLER
SKATE
LEATHERBACK
ONSLOW
TUBRIDGI
EXMOUTH
0
50
KILOMETRES
114° E
115° E
116° E
117° E


Legendre Development
Now on Production
(4 prod + 1 gas reinjection)
LEGENDRE
MUGGLES PROSPECT
LITTLE JOE PROSPECT
LEAD Z
JAYASURIYA LEAD
WEST SAGE LEAD
HELLYBELLY PROSPECT
COLLIER PROSPECT
PANAEUS MC3D SURVEY
LEWIS TROUGH
SAGE FAULT
Sage-1 Discovery
SAFFRON
REINDEER
WANDOO
WA-208-P
WA-2-L
WA-28-P
WA-258-P
WA-1-P
WA-254-P
WA-209-P
WA-202-P
WA-259
Jaubert 1
Titan 1
Legendre South 1
Hellcat 1/ST1
Sampson 1
Spinner 1
Lauchie 1
Baleena 1
Argos 1
Lewis 1
Muggles 1
Cerberus
Orion 1
Janus 1
Nickol
Rosemary Nth 1
Saffron 1
Rosemary 1
Antelope 1
Bellerophon 1
Hellybelly 1
Hellcon 1&ST
Reindeer 1
Caribou 1
Coojong 1
Cherring 1
Nickol Bay 1
Ellassen 1
Monte Bello 1
Corvus 1
Hampton 1
Whitewood 1
Enderby 1
Tingle 1
Greenshank 1
MAP AREA
Derby
WESTERN AUSTRALIA
Perth
LEGEND
First Australian Permit
Gas Field
Oil Field
Prospects and Leads
Pipeline
0
10
KILOMETRES

WA-254-P PROSPECTS & LEAD

Carnarvon Basin Chronostratigraphic Section



AGE in Ma *
150
200
AGE
DINO-FLAGELLATE ZONES (Ingram & Morgan 1988)
SPORE/ POLLEN ZONES
STRATIGRAPHIC UNITS
EXMOUTH
BARROW
DAMPIER
BEAGLE
JURASSIC
TRIASSIC
EARLY
LATE
MIDDLE
NEOCOMIAN
APTIAN
BARREMIAN
HAUTERIVIAN
VALANGINIAN
BERRIASIAN
TITHONIAN
KIMMERIDGIAN
OXFORDIAN
CALLOVIAN
BATHONIAN
BAJOCIAN
AALENIAN
TOARCIAN
PLIENSBACHIAN
SINEMURIAN
HETTANGIAN
RHAETIAN
NORIAN
CARNIAN
LADINIAN
ANISIAN
SCYTHIAN
O. operculata
A. cinctum
M. australis
M. testudinaria
P. burgeri
S. tabulata
D. swanense
N. clathrata
W. spectabilis
W. digitata
W. indotata
C. halosa
C. caddaense
D. priscum
R. rhaetica
H. balmei
S. listeri
S. wiggensii
S. otti
B. ENEABBAENSIS
R. WATHEROOENSIS
M. FLORIDA
C. COOKSONIAE
Upper
Lower
D. COMPLEX
C. TURBATUS
C. TOROSA
A. REDUCTA
M. CRENULATUS
S. SPECIOSUS
S. QUADRIFIDUS
T. PLAYFORDII
(MARDIE GREENSAND)
WINDALIA SAND MBR
BIRDRONG SST
FLAG SAND
MUDERONG SHALE
BARROW GP
FORESTIER CLAYSTONE
DUPUY FM
ANGEL FM
DINGO CLAYSTONE
BIGGADA SST
CALYPSO FM
ATHOL FM
LEGENDRE FM UNIT 'A'
LEGENDRE FM UNIT 'B'
BASAL TRANSGRESSIVE SD
LEARMONTH FM
MURAT SILTSTONE
NORTH RANKIN FM
BRIGADIER FM
BEDOUT FM
MUNGAROO FM
LOCKER SHALE
BASAL TRANSGRESSIVE SAND
KERAUDREN FM

Muggles - Migration Pathways BCU



endre North Secondary migration - Oil spilled from Angel Field
Spill from Legendre Nth at BCU level heads northwards heading into fault between Legendre-1 and -2
Lendre South Oil migration hrough Angel Fm from nature Dingo ource to west
Supported by lack of shows at this level in Cerberus-1, Cygnus-1 and Bugle-1
Spill from Legendre 5th at BCU evel heads outhwards
Muggles Pinchout edge
M.australis Sand Depth Map
C.I. 10 m

Muggles - Migration Pathways M. australis



Spill from Legendre Sth migrates up bounding fault into M. australis level
Supported by lack of shows at this level in Cerberus-1, Cygnus-1 and Bugle-1
BUGLE-1
CERBERUS-1
M.australis Sand Depth Map
with underlying Base Cretaceous Unc
C.I. 10m

M.*australis* Depth Structure Map


Muggles
Muggles Prospect
Mean Rec Reserves:
33.5mmbbls
Maustralis Sand Depth Map
C.I. 10m

WA-254-P

Crossline 6740



Muggles-1
Proposed Location
0
L6100
L6200
L6300
L6400
L6500
L6600
NW
SE
Alb/Apt Unc
M.Australis Sand
Top M.*australis* Sand Pincho
Base M.*australis* Sand Reflec
Pleinsbachian
Unc

February 04


Argos-1
Cerberus-1
Cygnus-1
Lawley-1
Turonian
Unconformity
BCU
Muggles
M.australis

Stratigraphic Cross-section
Datum : Turonian Unconformit



Muggles
Legendre Field
P1
67 Sq km
P10
20 Sq km
Mean
8 Sq km
P90
1 Sq km

Input

P90	4.0	m
P10	20.0	m
P99	2.1	m
Mode	6.0	m
P50 (median)	8.9	m
Mean (average)	10.6	m
P1	38.5	m

Estimated Avg Net Pay Check: 10.6 m

P39

Input

P90	1.0	km
P10	20.0	km
P99	0.3	km
Mode	1.1	km
P50 (median)	4.5	km
Mean (average)	8.0	km
P1	67.8	km

Estimated Area Check: 8.0 km

Muggles-1 Exploration well (new Stag Play type)

Block: WA-254-P — Pg: 18%

Operator: Apache — Pc(oil): 13%

FAR WI : 10.7% — Key Risk: Seal

M australis Unrisked Reserves (MMSTB)

	P90	P50	P10	Mean
Truncated	6.6	18.7	83.1	33.5

- **Stand Alone MOPU with tanker offloading. Opex A$15m/annum**
- **1st oil Jan 2006 at 20000 BOPD / Water injection pressure maintenanc**
- **4 horizontal producers on gas lift. MEFS 5.1 MMBO**
- **Dry Hole cost (MM$A1.9)**
- **Total Capital (MM$A164) or A$4.9 per barrel**

Muggles-1 Leverage Table

Participant	Interest	Shares on Issue (millions)	Last Sale Price $	Discovery Value / Share $	Options Exercise Price $	New Share Price $	Leverage %
Victoria Pet	6.17%	1349.0	0.022	0.01		0.04	154%
Sun	7.86%	95.2	0.13	0.24		0.36	304%
Sun Opt 6/05	7.86%	11.6	0.05	0.24	0.15	0.26	530%
FAR	10.71%	169.0	0.08	0.19		0.26	351%
FAR Opt 7/05	10.71%	95.0	0.030	0.19	0.07	0.22	744%
Woodside	24.38%	666.7	15.32	0.11		12.40	101%
Pan Pacific	2.99%	237.8	0.115	0.04		0.11	132%

ENSCO 56 Jack-up




EP-104


Indian
Ocean
123°
King
Sound
124°
KIMBERLEY
CRATON
N
BASIN MARGIN
LENNARD
POINT TORMENT GAS FIELD
17°
EP104
Production Licence Application Area
Puratte-1
WEST KORA OIL FIELD
SHELF
Oil and Gas well
Oil and Gas show
Oil show
Dry well
Derby
FITZROY
West Terrace
Lloyd
CANNING
BASIN
Boundary
TROUGH
17°30'
Highway
Blina
Sundown
Major self margin fault
Leads and prospects
Devonian carbonate shelf edge
Gas field
Oil field
Great
Northern
0
15
30km


N
POINT TORMENT-1
S
VALENTINE PROSPECT
TRIASSIC
LIVERINGA GROUP
NOONKANBAH FORMATION
GRANT GROUP
ANDERSON FORMATION
LAUREL FORMATION
MAY RIVER SHALE
CLANMEYER FORMATION
GOGO FORMATION
VIRGIN HILLS FORMATION
NULLARA GROUP
GOGO FORMATION
BASEMENT
0
1000
2000
3000
4000
0 1 2km

GEOLOGICAL CROSS SECTION
EP 104 (R4)

EXPLORATION PERMIT EP-104 (R4)

POINT TORMENT-1

WELL HISTORY

1. Point Torment-1 drilled November, 1992 to a total depth of 2,130 metres.

2. Well encountered oil shows 1850 - 1855 & 1887 – 1891 metres; and gas shows 2025 – 2115 metres; both in the Early Carboniferous Anderson Formation.

3. DST-1 2085.8 – 2096.5 metres Early Carboniferous Anderson Fm
   GTS 3 minutes Stabilised flow of 4.3 MMcfg/d
   ½" choke FWHP 685 psi

4. Point Torment-1 deepened to 2,600 metres September – October, 1994.

5. Well encountered gas shows 2143 – 2191 metres (65 – 227 units) in the Early Carboniferous Anderson Formation; and gas & oil shows 2394 - 2398 metres (140 – 166 units), and gas shows 2417 – 2427 metres (96 – 289 units), both in the Late Devonian Nullara Limestone.

6. DST-1 2389.5 – 2470.5 metres Late Devonian Nullara Limestone
   GTS Flow of 134 Mcfg/d Trace oil

7. DST's 2 & 3 Misrun

8. Cased hole DST-4 2391 – 2437 metres Nullara Limestone
   GTS Flow of 82 Mcfg/d Trace oil

9. Cased hole DST-5 2267.5 – 2280 metres Anderson Formation
   GTS Flow of 63.4 Mcfg/d

10. Cased hole DST-6 2145.5 – 2163.5 metres Anderson Formation
    GTS RTSTM

11. Point Torment-1 worked over and "A" Sand re-perforated and re-tested.

12. The "A" Sand did not flow but oil recovered in pipe.

Gas Price	$2.70 per Mcf at wellhead escalating @ 80% CPI
Development Costs	A$12.5 million
Operating Costs	A$1.0 million per year
Royalty	10% (to State Government)
Inflation	3%
Discount Rate	10%
Estimated Reserves	33 BCF recoverable gas in "A" San 47 BCF recoverable gas in "C"Sand
Production	3 wells capable of 2-3 MMcfd each Production commences in 2006 6 MMcfd with 20 year contract
Gross Revenue	A$157 million
Royalty to State	A$13 million
Net Cash Flow	A$103 million
Net Present Value	A$30 million

- Subject to farm out – drill mid 2004. FAR 8%.
- 20 yr Gas sales agreement with LNG international (advanced plans to build small LNG Plant at Port Hedland).
- Dry hole cost $1.7m. Estimated potential 33 BCF "A" Sand and 47 BCF "C" Sand
- Production possible 2006 at 6 mmcfd from 2 wells.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Dallas
Texas
New Orleans
RAINOSEK
Houston
Pacific
Ocean
Atlantic
Ocean
Gulf
of
Mexico
Mexico
0
500
1000
KILOMETRES

LOCATION MAP

(FAR 11.25 - 30%)

(deeper play ~ 5%)

- Lake Long has produced 300 BCF and 20 mmbo from
- FAR has had in all four wells at Lake Long
- Entire field has seismic cover.
- Deeper 776 BCFGE play mid 2004



SL 328 #2ST well Barge Rig






Northwest
SL deep loc
SL 328 6
Southeast
Deepest Field Production Crestal Location
Abnormal Pres
Unproduced Pay and other crestal locations
Deepest Stratigraphic Penetration – one flank well with pay on water



Northwest
SL deep loc
SL 328 6
Southeast
Low Risk Development 5-10 BCF
Main Objective: 3000' Cib. Op. Untested
Normal Press
Abnormal Press
Thinning in objective interval
Trapped on buried / contemporaneous faulting & salt
Proximity to major growth fault; High probability of sand

[redacted]



Prospect Location
Lake Long Deep
Cib Op Growth Fault
UPR 1998 Cib.
Op.Discovery
Kent Bayou Field
Proposed
2004 Cib. Op.
well
R 16 E
R 17 E
R 18 E
R 19
LAKE BOEUF
AMELIA
SWEETBAY
N TURTLE BAYOU
KENT BAYOU
TURTLE BAYOU
BAYOU PIQUANT
BAYOU PENCHANT
DEER ISLAND
PALMETTO BAYOU
HALTER ISLAND
LAKE HATCH
LAKE DECADE
GIBSON
CRESCENT FARMS
HOUMA
SUNRISE
T E R R E P
L A F
P H
FIELDS
T 17 S
T 19 S

[redacted]

Figure 8—Structure may on the "*Cristellaria* I" resistivity marker.


UPR
C L & F #3
7-18s-14e
Kent Bayou Field
TVD
550' Gross Pay


5
6
8
'A'
'B'
'C'
18100'
18300'
18500'
18700'
18900'
19100'

700' Pay column - approximately 640 acres

5 wells: Cum. 3/2000- 6/2002 54.5 BCFG + 11.6 MMBC

Initial Daily Production 5 wells: 95 MMCFGD + 8,600 BC

Porosities average 25% Perms as high as 5 Darcies

Analog Field - Kent Bayou - Type Log: Cib. Op. Pay Interval

Miocene- South Louisiana

Lake Long Field Area

Bigenerina A	Field Pays
Discorbis 12	
Tex. L	
Cibicides carstensi	
Textularia warreni	
Bigenerina humblei	
Cristellaria I (Hollywood)	*Deepest Field Pay Secondary Objectiv₃*
Cibicides opima (Cib.Op.)	*Primary Objective*
Amphistegina B	
Robulus L	
Operculinoides	
Marginulina ascensionensis	
Siphonina davisi	


outh
North
Proposed Well Path
13 BCFG Hollywood Sands
Depth
11,000'
15,500'
Hollywood
SALT
776 BCFG Cib. Op.Sands

- Lake long Deep has mapped potential of 776 BCFGE
- At US$5 per mcf the prospect could throw off approx AUD$5 billion in future revenue (@0.78) to the 100 percent interest
- By analogy a 5% interest in this project alone would potentially be worth more to FAR than a 100 percent interest in a 60 BCF gas discovery in the Cooper Eromanga basin
- Infrastructure exists and market is immediate.

VICTORIA PETROLEUM N.L.

EAGLE OILFIELD DEVELOPMENT PROJECT
SAN JOAQUIN BASIN, CALIFORNIA

- Low risk 24 million barrel and 62 BCF stratigraphic oil field development play with 223 BOPD and 1 MMCFD 1986 field discovery well with 31 metre gross oil column
- Targeting sandstone reservoir at 4300 metres with horizontal drilling production potential of 400-1000 BOPD and 1.5 – 3.5 MMCFD
- Eagle-1 horizontal drilling operations completed August 2001 with 271 metre horizontal leg and 90 metres of interpreted oil pay not tested due to downhole mechanical problems
- No exploration risk because Eagle has proven oil and gas production with drilling risk reduced from experience gained drilling Eagle-1 horizontal well
- Completion and testing of minimum of 90 metres of interpreted oil pay with Eagle-2 new well redrill twinning Eagle-1 planned for mid 2004, following farmout
- Strong oil price with gas prices of US$4-11/MCF (A$7-18/MCF)

VICTORIA PETROLEUM N.L.

Eagle-1 horizontal wellbore path in Gatchell Oil Sand

Subsea Cross Section View along 320° Azimuth



Mary Bellocchi #1
RD4
(2001)
Corrected 10'
Mary Bellocchi #1
RD 2
(1986)
TVD KB (ft)
TVD Subsea (ft)
Closure (ft)
TD. 14,[illegible] MD
13,616 TVD
-13,[illegible] SS
RD4 SS values shown with correction applied

Kestrel Energy California, Inc.
Eagle Pool Development Project
Figure 5
Borehole Schematic of
"Mary Bellocchi" #1
RD2 & RD4



Contour: Lower Mary B depth P10 (dpb)
21,79400
-111900
Proposed 2 D Seismic Line
Proposed 3 D Seismic Survey
Eagle #2 Proposed Location
20S/18E
20S/19E
21S/18E
21S/19E
X:2178900.00, Y:-99280.00 Feet SP:12/10.0, WGSJ-68 (2D) Edit Culture: TEMP

Eagle-2 leverage table

PARTICIPANT	INTEREST %	SHARES ON ISSUE (millions)	LAST SALE PRICE $	DISCOVERY VALUE PER SHARE $	NEW SHARE PRICE $	LEVERAGE %
Victoria	32.50	1349.0	0.022	0.11	0.13	585
Sun	7.50	95.2	0.130	0.35	0.48	369
Sun Options	7.50	11.6	0.050	2.72	2.77	5530
FAR	15.00	169.0	0.075	0.39	0.47	623
FAR Options	15.00	95.0	0.030	0.63	0.59	1968
Lakes	15.00	1047.0	0.054	0.06	0.12	218


Oil and Gas Pipelines to Weizhou Island export facilities - 15km
LEGEND
Jiaowei Formation Reservoir
Weizhou Formation Reservoir
Liushagang Formation Reservoir
BEIBU BLOCK 22/12
Wushi 1-3-1
Wushi 1-3W-1
Wushi 1-4 STRONG LEAD
Wei 6-12 PROSPECT
6-12 EAST EMBAYMENT PROSPECT
6-12 S Hanging Wall Anticline
Wushi 1-5 STRONG LEAD
Wei 12-1 Oil Field
Wei 12-1-4
Wei 12-1-1
Wei 12-1-2
Wu 1-8 PROSPECT
12-3-1 Potential Field Closure
Wei 12-3-2
Wei 12-3-3
Wei 12-8-2 Oil Accumulation
Wei 12-2-1 Potential Field Closure
Wei 12-7 LIUSHAGANG PROSPECT
Wei 12-8-1 Oil Accumulation
Wei 12-7E WEIZHOU PROSPECT
Wei 12-7W WEIZHOU PROSPECT
0
5
KILOMETRES
CHINA
VIETNAM
BLOCK 22/12
Hainan Island

OFFSHORE CHINA

BEIBU BLOCK 22/12 EXISTING DISCOVERIES, PROSPECTS AND LEADS


Oil and Gas Pipelines to Weizhou Island export facilities - 15km
Wushi 1-3-1
Wushi 1-3W-1
Wei 6-12-1
Oil Well
Oil and Gas Well
Gas Well
Dry Hole
Contingent Wells
Proposed Wells
Oil Field
Gas Field
Prospect
12-3-4
Wei 12-3-2
Wei 12-3-1
Wei 12-3-3
12-8-3
12-8-2
12-7-1
12-7 PROSPECT
i 12-8-1
12-7 Well
BLOCK 22/12
0
5
KILOMETRES
CHINA
VIETNAM
BLOCK 22/12
OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS


Weizhou Island
SPM
2.9km
Wei 10-3AP
Wei 10-3A
1.638km
Wei 10-3 Oilfield
28.55km
32.5km
32.5km
17.527km
16km
Wei 11-4 Oilfield
Wei 12-1 Oilfield
27.1km
Wei 11-4B
1.799km
1.637km
1.799km
Wei 11-4A
2.764km
Wei 11-4C

50,000 bopd capacity and access point for oil processing and sales.



(10%? 5%)

- New 3D acquired over entire block
- Covers all 5 existing discoveries
- 5 well program commencing Q1 2004
- Fast track of existing discoveries
- FAR free carried for US$633,000 via farmout to ROC
- Subject to CNOOC back-in

Est Cap Ex ~US$100m for 40 mmboe 12-8-1 and 12-8-2 horizontal field development similar to gulf of Mexico/Apache Harriet model


WEIZHOU ISLAND
324mm OD (12")
PIPE LINE
POWER CABLE
CPP
12-8-2
WHP
12-8-1
POWER CABLE
324mm OD (12")
PIPE LINE
BEIBU GULF DEVELOPMENT
OVERALL FIELD PICTORIAL

Interpreted 3D Seismic Section



OIL DISCOVERY
Oil Discovery
12.8 Prospect
12.7 Prospect
Oil Discovery
Basement

- Wei 12.7 east and 12.7 west fault blocks, each with ~35 million bbls potential
- 12.8 Prospect - ~30 million bbls potential
- Same stratigraphic intervals as CNOOC oil discoveries to the west and north-west
- CNOOC Wei 11.1.1 recent discovery 10 kms to the west



0
1
2 km
Block 22/12
Wei 12-2-1
-1753
Wei 12-7 East
Wei 12-7 Downdip
Wei 12-7-1
Wei 12-7 Updip
Wei 12-7 West
Wei 12-8-1
Wei 12-7 West

Wei 12-7 Prospect
Top Weizhou Reservoir Depth Map

Mapping: M. Gidding

Figure X

Wei 12-7-1

PROSPECT VOLUMETRICS PARAMETERS

Primary Target		Oligocene Weizhou Sandstone			
	Units	P90	Mean	P10	Comments
Structural crest	m SS	1285			From T30 Depth Map
Closing contour	m SS		1470		P90 : P50 : Wei 12-7 East AVO core area P10 :
Area of closure	km^2		7.4		From Petrosys mapping.
GRV	km^2 m	107	478	1000	From Petrosys mapping.
NTG	%	30%	39%	48%	From Wei 12-2-1, Wei 12-3-1 & Wei 12-3-2
Porosity	%	18%	19%	20%	From Wei 12-2-1, Wei 12-3-1 & Wei 12-3-2
So	%	55%	60%	65%	From Wei 12-3-1
FVF	rb/stb	1.13	1.08	1.048	From Wei 12-3-1
STOIIP	mmstb	27	126	254	

TARGETS

Primary Target	Weizhou T30 reservoir sequence				
Depth (mRT)	Est 1389m	Depth (m TVDSS)		1359m	
Thickness (m MD)	Est 179m	(m AVT)[1]		(m TST)[2]	
Comments					
Secondary Target	Liushagang Formation (T53 sand)				
Depth (mRT)	est 1580m	Depth (m TVDSS)		1550m	
Thickness (m MD)	55m	(m AVT)		(m TST)	
Comments					


WEI 12-7-1 TIME VERSUS DEPTH
DRILL, LOG & ABANDON
DAYS ON LOCATION
0
1
2
3
4
5
6
7
8
9
10
11
DEPTH (m SS)
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
1600
1700
Drill 26" Hole
Install 20" x 13-3/8" Conductor Casing
508mm (20")
Drill 12-1/4" Hole
Install 9-5/8" Hole
244mm (9.5/8")
Drill 8-1/2" Hole
Change to Tricone Bit
at Top of Basement.
Drill Logging Sump.
PLANNED


12-3-2
12-3-1
12-3-3
12-8-3 (proposed)
12-8-2
1:20000
KILOMETRES

- 12-8-2 3D seismic
- Est recoverable reserves 26.6 mmboe (P50)
- Add-in 12-3-1 field est. reserves of 9 mmboe (P50)



Wei 12-8-3
Prognosis
900
910
920
930
940
950
30m 7-inch Core Barrel
Est.Top Jiaowei T06 (-894.8m)
approx 6.25m high to 12-8-2
14.1m Oil Column
Anticipated
Oil/Water Contact
938.5m (-908.9)
Free Water Level
941m (-911.4)
Wei 12-8-2
Gamma Ray
0.2 SFLU - ILM - ILD 20
150
1.7
Sonic - Density
50
2.7
SWC
RFT
Top Jiaowei Reservoir
930.5m (-900.9)
DST 1
DST-1 930.5-935m
Flowed 2355 BOPD w/ESP
18-20° API Oil with 3.6% wax
CORE 1
Oil/Water Contact
938.5m (-908.9)
Free Water Level
941m (-911.4)

Wei 12-8-2 Log Display and Wei 12-8-3 Structural Prognosis

WEI 13-3 FIELD



1600
1500
1400
1400
Proposed
Wei 12-3-4
Wei 12-3-1
1376.5
Wei 12-3-2
0
1
2 km

Weizhou Top T30A
Depth Structure Map

- 2-5 wells (Mar 2004) US$0.3-0.6m (net to FAR)
- Evaluate up to 100 million bbls oil gross
- Development 2004/5, first production 2005/6
- Est capex/bbl ~ US$3.50 recover year 1
- Est Op cost per bbl ~ US2.50

- Far already has production in USA
- With current oil pools, new 3D and Monopod tie to existing platform, rapid development of China possible.
- Muggles-1 rapid development possible based on Apache style model.

END OF PRESENTATION

